UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42013

SuperX AI Technology Limited

30 Pasir Panjang Road

#06-31, Mapletree Business City

Singapore 117440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Resignation of Independent Director

On May 20, 2026, Mr. Ho Chuen Shin (“Mr. Shin”) notified the board of directors (the “Board”) of SuperX AI Technology Limited (the “Company”) of his resignation as an independent director of the Company, including his roles as a member of the Audit Committee, Chairperson of the Compensation Committee, and a member of the Nominating and Corporate Governance Committee, effective May 20, 2026. Mr. Shin’s resignation was not the result of any disagreement with the Company, the Board or management on any matter relating to the Company’s operations, policies or practices.

Appointment of Mr. Shen Pao Hua Paul as Independent Director

On May 20, 2026, the board of directors (the “Board”) of SuperX AI Technology Limited (the “Company”) appointed Mr. Shen Pao Hua Paul (“Mr. Shen”) as an independent director of the Company, and as Chairperson of the Compensation Committee of the Company, effective immediately. Based on the information provided by Mr. Shen in connection with the appointment, the Board has determined that Mr. Shen qualifies as an “independent director” within the meaning of Nasdaq Listing Rule 5605(a)(2) and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

The biographical information of Mr. Shen is set forth below:

Mr. Shen Pao Hua Paul is a Certified Public Accountant licensed in New York since 1987 and California since 1988, with more than three decades of experience in public accounting, taxation and corporate advisory services. Since January 2007, Mr. Shen has served as the founder and principal of Shen & Associates, CPAs, a public accounting firm based in the San Francisco Bay Area providing tax, accounting and related professional services to closely held businesses and their owners and managers. From 1995 to 2006, Mr. Shen served as Managing Partner of Mok, Shen & Company CPAs. Earlier in his career, Mr. Shen served as Associate Director of the Pacific Rim Practice at BDO Seidman from August 1992, having joined the firm as a tax manager in December 1990. Mr. Shen’s expertise covers a broad range of corporate and individual tax planning and compliance, including international tax matters for inbound and outbound investments, IRS audits and special reportings for foreign investors in the United States, and consulting on compliance issues relating to banking regulations. Mr. Shen holds a Master of Business Administration from New York University’s Graduate School of Business (1985) and a Bachelor of Science from Georgetown University (1983). He is a member of the American Institute of Certified Public Accountants, the California Society of Certified Public Accountants, and the Hong Kong Association of Northern California. Mr. Shen is a citizen of the United States.

Reconstitution of Board Committees

In connection with the foregoing changes, on May 20, 2026, the Board reconstituted its standing committees, in each case with effect from the same date, as follows: the Audit Committee shall consist of Ms. Yuet Yiu Charissa Miu (Chairperson and Audit Committee Financial Expert), Mr. Shao Wei and Mr. Shen Pao Hua Paul; the Compensation Committee shall consist of Mr. Shen Pao Hua Paul (Chairperson), Ms. Yuet Yiu Charissa Miu and Mr. Shao Wei; and the Nominating and Corporate Governance Committee shall consist of Mr. Shao Wei (Chairperson), Ms. Yuet Yiu Charissa Miu and Mr. Shen Pao Hua Paul. The Board has determined that each of Ms. Miu, Mr. Shao and Mr. Shen satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and that each member of the Audit Committee further satisfies the additional independence requirements applicable to audit committee members under Rule 10A-3.

Following the foregoing changes, the Company’s Board is composed of seven (7) directors, comprising three (3) executive directors and four (4) independent directors. As a foreign private issuer, the Company relies on the home country exemption under Nasdaq Listing Rule 5615(a)(3) and is not required to maintain a board comprising a majority of independent directors.

A copy of the Independent Director Offer Letter between the Company and Mr. Shen Pao Hua Paul, dated May 20, 2026, is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Independent Director Offer Letter, dated May 20, 2026, between SuperX AI Technology Limited and Mr. Shen Pao Hua Paul

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperX AI Technology Limited

Date: May 20, 2026	By:	/s/ Yu Chun Kit, Anderson
	Name:	Yu Chun Kit, Anderson
	Title:	Executive Director

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